February 17, 2010
VIA EDGAR AND USPS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation
Supplemental Response Number 3 to August 20, 2009 Comment Letter
File No. 001-33815:
     Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Dear Mr. Rosenberg:
This letter is being provided by Virtual Radiologic Corporation (the “Company”) in response to a telephone conversation between Todd Hardiman, Associate Chief Accountant, Lisa Vanjoske, Assistant Chief Accountant, and Frank Wyman, Staff Accountant with the United States Securities and Exchange Commission (the “Staff”) and Jamison Young, Controller for the Company that took place on January 27, 2010. During the verbal discussion the Company reviewed portions of its second response dated December 8, 2009 and verbally provided the Staff with supplemental information with regard to that response to comments contained in the Staff’s letter dated August 20, 2009 (the “initial comment letter”).
More specifically, during the verbal discussion, the Staff inquired about the Company’s responses to the Staff’s comments related to its accounting treatment for non-controlling interests associated with the Company’s variable interest entities (the “VIEs”). Set forth below are summaries of the verbal discussion with the Staff, immediately followed by the Company’s corresponding responses to the additional inquiries raised during the verbal discussion.
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Non-Controlling Interest
During the Company’s verbal discussion with the Staff, the Staff inquired with regard to the Company’s prior responses to comments number four and seven in the Staff’s initial comment letter as to how the Company expects to revise it disclosures related to the management agreements that exist between the Company and the VIEs.

February 17, 2010

Specifically, the Staff inquired of the Company, how, if the management agreements are renegotiated prospectively on an annual basis, the Company could reasonably expect to restrict the distribution of any equity in the VIEs to their owner, and how the Company could be assured that the owner of the VIEs would not terminate the contract thus terminating the right of the Company to restrict the distribution of equity in the VIEs. The Company informed the Staff that the management agreements that exist between the entities are perpetual agreements and preclude the owner of the VIEs from terminating those agreements for any reason other than gross negligence, fraud, or other illegal acts by the Company. The Company also informed the Staff that while the management agreements that exist between the entities are generally renegotiated prospectively on an annual basis, and cannot be negotiated more than once per year due to various federal and state anti-kickback laws that govern financial arrangements among healthcare providers, these negotiations are conducted for purposes of resetting the Company’s financial interest in the VIEs, and are done in a manner consistent with the overall relationship among the Company and the VIEs. In addition, the Company informed the Staff that the management agreements between the Company and the VIEs also include the right of the Company to name successor owners of the VIEs. As such, the Company contains a complete financial controlling interest in the VIEs and the equity owner of the VIEs has no expectation of, or any right to, any return.
As a result of this verbal discussion with the Staff, the Company intends to modify its disclosure regarding why the VIEs were created, and how the management agreements that exist between the entities result in the Company’s complete financial control of the VIEs. Such modifications are marked below against the Company’s disclosures that were included in the Principles of Consolidation and Basis of Presentation section of its 2009 third quarter filing on Form 10-Q:
“The Affiliated Medical Practices were created as the Company’s business expanded, for the purpose of facilitating compliance with corporate practice of medicine laws in various states. The management of vRad was involved significantly in the design and creation of the Affiliated Medical Practices and, with the exception of rendering medical judgments, controls their continuing operations through rights contained in the management service agreements, including the unilateral right to appoint a successor owner of the Affiliated Medical Practices, to reset the management fee on an annual basis and to restrict the distribution of any accumulated earnings to the equity owners of the Affiliated Medical Practices. The management service agreements that exist between the entities are perpetual agreements that are not cancellable by the owner of the Affiliated Medical Practices other than for gross negligence, fraud or other illegal acts by vRad, and they were not intended to cause a party other than vRad to bear any economic risk or reward. The management fees contained in these agreements are generally evaluated on an annual basis for purposes of resetting vRad’s financial interests in the Affiliated Medical Practices and to ensure that no party other than vRad bears any economic risk or reward. As a result, the Company has determined that the Affiliated Medical Practices are VIEs and that vRad is the primary beneficiary of such VIEs. Although vRad holds no equity ownership in the VIEs, as a result of the rights described above, the

February 17, 2010

Company has determined that vRad has a controlling financial interest in the Affiliated Medical Practices and that vRad should not allocate any of the residual net earnings or losses of these entities to the legal equity owners.”
The Staff also inquired as to how the Company intended to fully consolidate the VIEs and discontinue the recognition of non-controlling interest in the Company’s consolidated financial statements. The Company has concluded that because the amount is immaterial to both prior and current periods, it will record the cumulative impact, totaling approximately $22,000, of the reversal of previously recognized non-controlling interest expense in its consolidated statement of operations for the year ended December 31, 2009. The Company will also include the following disclosure in the Principles of Consolidation and Basis of Presentation in its 2009 Form 10-K with regard to this immaterial change:
“Prior to January 1, 2009, the Company allocated any accumulated earnings of the Affiliated Medical Practices to the equity owners of the Affiliated Medical Practices through non-controlling interest in the consolidated financial statements. However, in accordance with accounting guidance for non-controlling interests in consolidated financial statements, the Company has determined that vRad has a controlling financial interest in the VIEs which requires full consolidation of the Affiliated Medical Practices. As a result, during the year ended December 31, 2009, the Company recorded an adjustment of approximately $22,000 to eliminate the previously recognized non-controlling interest in the VIEs. Due to the immaterial amount of previously recognized non-controlling interest, prior periods have not been adjusted.”
The Company will also include all applicable disclosures noted in its Response Letters dated September 18, 2009 and December 8, 2009 in all future filings on Form 10-K and Form 10-Q. The Company understands that it will not be required to amend prior filings.
In connection with the Company’s response to the comments of the Commission above, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 17, 2010

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Should you have any questions regarding the foregoing or should you need further information, please contact Jamison Young, Controller, or the undersigned at (952) 595-1100.
Very truly yours,
Leonard C. Purkis
Chief Financial Officer
cc:
Robert C. Kill, President and Chief Executive Officer
Michael J. Kolar, Vice President, General Counsel and Secretary
Jamison A. Young, Controller